

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

December 18, 2017

John B. Cozzolino
Chief Financial Officer
Albany International Corp.
216 Airport Drive
Rochester, New Hampshire 03867

> **Re: Albany International Corp.**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed March 1, 2017**
> **File No. 1-10026**

Dear Mr. Cozzolino:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2016

Item 8. Financial Statements and Supplementary Data

17. Commitments and Contingencies

Asbestos Litigation, page 94

1. Please address the following comments related to your asbestos litigation:

- Please tell us when you accrue a loss for asbestos claims, both asserted and unasserted, and how your accounting complies with ASC 450. In doing so, tell us if you accrue for claims in advance or only upon or when nearing settlement. Also tell us the total amount accrued at fiscal year-end 2016 for asbestos claims and provide a breakdown of the accrual between asserted and unasserted claims.

- Explain to us your accounting policy for recording insurance recoveries associated with asbestos claims.

- Tell us your accounting policy for legal costs expected to be incurred in connection with your asbestos claims.

- We note your disclosure that you "do not believe a meaningful estimate can be made regarding the range of possible loss with respect to pending or future claims." Clarify if this disclosure means that you are unable to estimate an amount to accrue under ASC 450-20-25-2 or if it means you are unable to estimate a range of reasonably possible loss in excess of amounts accrued under ASC 420-20-50-3 and -4. In either case, considering your extensive history dealing with asbestos claims, tell us why you are unable to determine a meaningful loss estimate and why, per page 95, you "are unable to predict the number and timing of such future claims." Please note that under the 420-20-50-3 and -4 disclosure requirements an estimate does not necessarily require confidence or precision since an estimate is, by definition, imprecise.

- Based on the rollforwards of your claims activity on pages 94 and 95, it appears that there are several long outstanding unresolved claims against you. To the extent categorizable, explain to us the nature of the remaining unresolved claims, including whether or not these claims are materially different than the claims you have already settled. For example, clarify if your long outstanding claims generally involve more serious claims, such as ones that are seeking materially higher damages.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Robert Babula, Staff Accountant at (202) 551-3339 or Andrew Blume, Staff Accountant at (202) 551-3254, if you have questions regarding this comment on the financial statements and related matters. Please contact me at (202) 551-3737 with any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief
Office of Consumer Products